Exhibit 99.3

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FLY LEASING LIMITED

June 20, 2019

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 17, 2019.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033333000000000000 6

062019

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To re-elect Erik G. Braathen as a director of the Company.	☐	☐	☐
2. To re-elect Joseph M. Donovan as a director of the Company.	☐	☐	☐
3. To re-elect Eugene McCague as a director of the Company.	☐	☐	☐
4. To re-elect Susan M. Walton as a director of the Company.	☐	☐	☐
5. To appoint Deloitte & Touche LLP as the Company's independent auditors and to authorize the Board of Directors of the Company to determine their remuneration.	☐	☐	☐

To transact other such business as may properly come before the Meeting or any adjournment thereof.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.